SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       March         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: March 23, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE THURSDAY, MARCH 23, 2006

Shell Completes $400 Million Ultra Low Sulphur Diesel Project

Calgary, Alberta - Shell Canada Limited is pleased to announce the successful completion of its $400 million construction of two diesel hydrotreaters to produce ultra low sulphur diesel fuel at its Montreal East and Scotford refineries, well ahead of new federal regulations that take effect June 1, 2006.

The units allow Shell to reduce sulphur levels in on-road diesel to fewer than 15 parts per million (ppm), down more than 90 per cent from previous levels. Construction finished in December 2005, followed by commissioning and start-up early in 2006, with fuel produced to specification by early March.

“Shell has demonstrated its ability to execute a major construction project such as this in a challenging labour market and do it safely, on time and within budget,” said David Weston, Senior Vice President, Oil Products, Shell Canada Limited.

“This significant investment to reduce sulphur in fuel will contribute to improved air quality for all Canadians, building on Shell’s commitment to sustainable development.”

In tandem with new vehicle emission regulations, the Sulphur in Diesel Fuel Regulations will reduce nitrogen oxides and particulate matter emissions from diesel-powered vehicles by approximately 90 per cent in current model year vehicles.

“This is a prime example of industry-government cooperation,” said Weston. “Shell Canada has once again shown leadership through its commitment to the environment by working to meet the government’s clean air objectives.”

The diesel hydrotreater projects have provided significant economic benefits for local communities in Quebec and Alberta. Approximately 1,800 construction and contract engineering jobs were created during the project’s peak period. About 80 per cent of project costs were incurred in Canada through engineering, materials, labour and engineered equipment.

“We are immensely proud of our skilled team of professionals who, along with contractors and trades, share in the success of this project,” said Weston.

Fluor Canada Ltd. was responsible for overall project management, with the assistance of Colt Engineering at Scotford and BPR-Bechtel at Montreal East.

Shell was the first nation-wide refiner capable of producing low sulphur gasoline when it started up its gasoline hydrotreaters in late 2002, following an investment of $150 million.

Shell Canada Limited is one of the largest integrated petroleum companies in Canada with its headquarters in Calgary. It has three major businesses: Exploration and Production with extensive onshore and offshore operations producing natural gas, natural gas liquids and bitumen; Oil Sands which has developed a major integrated mining and upgrading operation; and Oil Products which manufactures, distributes and markets refined petroleum products across Canada. Shell’s three refineries convert crude oil into low sulphur gasoline and diesel fuel, aviation fuels, solvents, lubricants, asphalt and heavy fuel oils. Shell products are supplied to retail, commercial and road transport markets through Shell’s Canada-wide network of Shell- and private-branded retail and cardlock sites.

For further information:

Québec and Atlantic Louis-Philippe Gariepy, Manager, Public Affairs, Quebec & Atlantic Shell Canada Limited Telephone: 514 356-7041	Rest of Canada Simone Marler, Manager Products Public Affairs Shell Canada Limited Telephone: 403 691-2065

BACKGROUNDER: Ultra Low Sulphur Diesel (ULSD)

Our investment in ULSD: safely, on time and on budget
At a price tag of $400 million, Shell Canada has put forth significant financial and people resources to produce ULSD at our Montreal and Scotford Refineries, allowing us to:

•	Move towards compliance with new federal Sulphur in Diesel Fuel Regulations that take effect June 1, 2006;
•	Contribute to a national Clean Air Strategy by fueling the next generation of diesel engines to reduce emissions and improve overall air quality;
•	Ensure a smooth transition for customers; and
•	Reaffirm our commitment to sustainable development.

How does a diesel hydrotreater (DHT) work?

Sulphur is an element that occurs naturally in crude oil, some of which ends up in diesel during refining.To produce ULSD, high sulphur diesel is hydro-treated or mixed with hydrogen in the presence of a catalyst to extract the sulphur, where it combines with hydrogen to form hydrogen sulphide (H2S). H2S is then extracted and sent to a sulphur plant where sulphur is recovered and sold. At the end of the process, the high-quality, ultra low sulphur on-road diesel is ready for distribution and sale.

Project Highlights

Technology: Shell’s Scotford and Montreal DHTs are the first of a new generation of such units to operate in Canada. These units use proven hydro-processing equipment developed by the technology arm of the Royal Dutch Shell Group, Shell Global Solutions (SGS). SGS is recognized worldwide for the quality of its distillate process technology and has designed more than 150 hydrotreating units.

Project Management: Shell used the recognized expertise of Fluor Canada Ltd, Colt Engineering and BPR-Bechtel for overall project management and engineering. Process design, equipment, and commissioning and operation were all the subject of repeated assessments in the area of safety and environmental performance in accordance with ISO 14001. Effective relationships with major trade unions proved essential to project success.

Local Benefits: At the height of construction, Shell’s ULSD projects provided significant economic benefits to nearby communities. Approximately 1,800 contract engineering and construction jobs were created during the project’s peak period (1,030 in Montreal and 770 in Scotford). About 80 per cent of project costs were incurred in Canada through engineering, materials, labour and equipment.

ULSD at the pump

Availability: ULSD is available to customers in areas of Quebec and Alberta served by Shell's Montreal and Edmonton distribution terminals. Due to exchange agreements among fuel suppliers, ULSD will not be available everywhere in Canada until all refiners are able to meet the new regulation.

Quality & Logistics: Shell is working on a smooth transition to ULSD for customers, building on Royal Dutch Shell’s implementation experience in many other countries. Shell is currently testing ULSD to ensure it meets standards and works effectively in Canadian conditions. The company is also preparing its extensive distribution, storage and delivery system to accommodate stringent ULSD requirements.

Cost: ULSD costs more to produce, but market forces will ultimately determine the price at the pump.

Thursday, March 23, 2006